UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Shell plc (the “registrant”) is filing the following exhibit on this Report on Form 6-K, which is hereby incorporated by reference:

Exhibit No.	Description

99.1	Shell plc Announces Early Participation Results and Increase in Maximum Amount of Old Notes that may be Accepted in the Previously Announced Exchange Offers

This Report on Form 6-K is incorporated by reference into:

(a) the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02);

(b) the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192); and

(c) the Registration Statement on Form F-4 of Shell plc and Shell Finance US Inc. (Registration Numbers 333-281941 and 333-281941-01).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Sean Ashley
	Name:	Sean Ashley
	Title:	Company Secretary

Date: September 19, 2024